UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 7, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Ashland Inc.'s Senior Vice President and Chief Financial Officer, Lamar M. Chambers, is scheduled to speak at 8:30 a.m. EST this morning at the J.P. Morgan 6th Annual Diversified Industries Conference in New York City. A copy of the supporting materials for this presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference. The supporting materials provide summary information and are to be considered in the context of Ashland's filings with the Securities and Exchange Commission and other public announcements.

Ashland is furnishing this information pursuant to the Securities and Exchange Commission's Regulation FD. By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   Presentation slides dated June 7, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

June 7, 2011	/s/ David L. Hausrath
	David L. Hausrath
	Senior Vice President and
	General Counsel

EXHIBIT INDEX

99.1   Presentation slides dated June 7, 2011.

Exhibit 99.1

J.P. Morgan Sixth Annual Diversified Industries Conference

June 7, 2011






ASHLAND

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, risks and uncertainties, including those mentioned within this presentation. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends (including the ability to recover raw-material cost increases through price increases); management plans and strategies; operating efficiencies, economic conditions and the impact of natural disasters; and legal proceedings and claims (including environmental and asbestos matters). These statements also include those that refer to Ashland's current expectations about the acquisition of International Specialty Products Inc. (ISP). Although Ashland believes its expectations are based on what management believes to be reasonable assumptions, Ashland cannot assure that the expectations reflected in this presentation or in any oral statements related to the acquisition of ISP will be achieved, as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland's control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include, among other things, the possibility that the benefits anticipated from the acquisition of ISP will not be fully realized, the possibility that the transaction may not close, and the possibility that financing may not be available on the terms committed. Other factors, uncertainties and risks affecting Ashland are contained in its periodic filings made with the Securities and Exchange Commission (SEC), including Ashland's Form 10-K for the fiscal year ended Sept. 30, 2010, and Ashland's quarterly Form 10-Q filings, which are available on Ashland's Investor Relations website at http://investor.ashland.com or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

Regulation G: Adjusted and Pro Forma Results

The information presented herein regarding certain unaudited adjusted and pro forma results does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP and pro forma information to assist in understanding the operating performance of the company and its reporting segments. The non-GAAP and pro forma information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported GAAP results.

ASHLAND.

Strong Leadership Positions in Markets We Serve

Ashland Aqualon Functional Ingredients

#1 global producer of cellulose ethers



Ashland Hercules Water Technologies

#1 global producer of specialty papermaking chemicals



Ashland Performance Materials

#1 global leader in unsaturated polyester resins and vinyl ester resins



Ashland Consumer Markets (Valvoline)

#3 passenger-car motor oil and #2 franchised quick-lube chain in the United States



ASHLAND

June Quarter Update

- Raw material costs have increased during quarter
  - Consumer Markets and Water Technologies particularly affected

- Flooding of Mississippi and Ohio river system negatively affecting Consumer Markets
  - Supply constraints and increased costs expected to unfavorably affect operating income by $5 million to $6 million

- Corporate/Unallocated and Other
  - Stranded costs expected to be approximately $10 million
  - Pension and other postretirement benefit expenses expected to be approximately $4 million to $5 million

ASHLAND.

ISP Transaction Overview
Expanding our specialty chemical foundation

- Ashland to acquire privately owned International Specialty Products Inc.
  - Specialty chemical manufacturer of innovative functional ingredients
  - Solutions provider to key growth markets such as personal care and pharmaceutical
  - Trailing 12-month financials for the period ended March 31, 2011
    - Sales: $1.6 billion
    - EBITDA: $360 million

- Purchase price of $3.2 billion
  - All cash deal
  - Includes working capital
  - Immediately accretive to earnings

- Expected closing prior to end of September quarter
  - Subject to regulatory approval and other customary closing conditions

ASHLAND.

ISP Overview
High-margin, global business

- Leading manufacturer of functional ingredients to personal care and pharmaceutical markets
  - EBITDA margins ~ 21% – 22%
  - Robust top-line growth
- Unique technology portfolio that meets a variety of demanding customer applications
  - More than 400 active patents
  - Approximately 275 scientists, positioned globally
- Strong global presence
  - Nearly 60% of sales from outside North America
- Extensive relationships with leading consumer brand and pharmaceutical providers
- Approximately 2,700 employees





ASHLAND.

ISP Business

- Highly specialized products to meet customers' unique specifications

- Products represent a small fraction of customers' overall costs, but provide high functionality

- Broad technology portfolio protected by patents, trade secrets and manufacturing know-how

- High capital costs to replicate manufacturing capabilities

ASHLAND.

ISP Transaction Rationale

- Strengthens positions in number of important high-growth, high-margin end markets

  – Pharmaceutical: Excipients

  – Personal Care: Hair Care, Skin Care, Oral Care

- Broadens Ashland's intellectual-property portfolio of water-soluble polymers and global R&D and applications capability

  – Strong pipeline of new products to drive growth of combined business

  – New product development opportunities by leveraging new chemistries

- Deepens relationships with existing customers and enhances penetration of existing markets

  – Complementary product offerings in number of areas

- Generates more consistent, predictable earnings and cash flow generation

  – Stable, less-cyclical end markets

- Provides immediate EPS accretion and enhances long-term EPS growth

ASHLAND.

ISP Transaction Financing
Attractive, low-cost financing

- Purchase price of $3.2 billion
  - $2.9 billion of new financing to be drawn at closing
    - Term Loan A ~ $1.2 billion
    - Term Loan B ~ $1.7 billion
  - Remaining closing amounts will come from available cash
  - Will optimize exact mix of financing between now and closing
    - Mix of bank debt and bond offering is a possibility
- New revolver facility of $750 million to remain undrawn at closing
- Financing commitments in place
- Average cost of debt of approximately 3.8%
  - Assumes we fix 70% – 80% of total outstanding debt
- Estimated Gross Debt/EBITDA ratio at closing of ~ 3.5x
  - Normalized target remains 2.0x

ASHLAND.

Cost Synergies
History of meeting synergy targets

- Expect ~$50 million annualized cost savings

- Expect to achieve full synergies
  by second year of operation

- History of success in delivering synergies

  - Hercules integration plan and resultant synergies

ASHLAND.

Key Items
Clear path to completion

- Receipt of necessary regulatory approvals

  – Will require EU and U.S. filings

- Completion of standard and customary closing conditions

  – No financing contingency

  – Reverse termination fee of $413 million

- Path to completion

  – Expect to close by end of September quarter

ASHLAND.

Accretion

Expect immediate accretion to Ashland EPS

- ISP financials
  - Trailing 12 months' EBITDA of $360 million
  - Depreciation and amortization of $66 million
  - Tax rate of mid-30%

- Purchase accounting and financing
  - Assumed intangible amortization of $50 million
  - Incremental book interest expense of ~$130 million

- Cash generation focused on debt paydown
  - Increases Ashland's overall tax rate by approximately 500 basis points
  - Accretion is as compared to base case which would have included share repurchases
    - Board authorization remains in place and shares may still be repurchased over time

ASHLAND.

Ashland EBITDA Transformation
Enhanced margin performance



Today[1]

Ashland Aqualon Functional Ingredients 27%
Ashland Consumer Markets 37%
Ashland Hercules Water Technologies 23%
Ashland Performance Materials 13%

Revenue: $6.0 billion
EBITDA: $735 million
EBITDA%: 12.3%

Pro Forma[1]

Ashland Aqualon Functional Ingredients 18%
Ashland Hercules Water Technologies 16%
ISP 32%
Ashland Performance Materials - 8%
Ashland Consumer Markets 26%

Revenue: $7.6 billion
EBITDA: $1.1 billion
EBITDA%: 14.5%

[1] For trailing 12 months ended March 31, 2011. See Slide 15 for reconciliation to amounts reported under GAAP.

ASHLAND.

ASHLAND®

With good chemistry great things happen.™

® Registered trademark, Ashland or its subsidiaries, registered in various countries

™ Trademark, Ashland or its subsidiaries, registered in various countries

14

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for the 12 Months Ended March 31, 2011

($ millions, except percentages)

Sales	Q2 11	Q1 11	Q4 10	Q3 10	Total
Functional Ingredients	270	216	239	227	952
Water Technologies	471	451	462	431	1,815
Performance Materials	325	326	353	357	1,361
Consumer Markets	491	440	462	463	1,856
Total	1,557	1,433	1,516	1,478	5,984

Adjusted EBITDA[1]	Q2 11	Q1 11	Q4 10	Q3 10	Total	EBITDA Margin
Functional Ingredients	64	43	43	58	208	21.8%
Water Technologies	47	45	40	48	180	9.9%
Performance Materials	20	26	26	24	96	7.1%
Consumer Markets	71	74	61	82	288	15.5%
Unallocated	(10)	(13)	(8)	(6)	(37)	
Total	192	175	162	206	735	

15

[1] Calculation of adjusted EBITDA for each quarter has been reconciled within each quarterly earnings release filed with the SEC and posted on Ashland's website.

15

ASHLAND.